UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGON, D.C.  20549


                             FORM 11-K

       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934
               For The Fiscal Year Ended December 31, 1998
                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                    Commission File Number 1-5975

      A.  Full Title of Plan:  Humana Puerto Rico 1165(e) Retirement Plan

      B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Humana Inc.
                       500 West Main Street
                     Louisville, Kentucky 40202




                                I N D E X


                                                                Pages

Report of Independent Accountants                                2-3


Financial Statements:

Statements of Net Assets Available for Benefits,
  December 31, 1998 and 1997                                      4

Statements of Changes in Net Assets Available for Benefits
  for the years ended December 31, 1998 and 1997                  5

Notes to Financial Statements                                   6-20


Supplemental Schedules:

Line 27a - Schedule of Assets Held for Investment Purposes,
  December 31, 1998                                               21

Line 27d - Schedule of Reportable Transactions for the year
  ended December 31, 1998                                         22

Signatures                                                        23

Exhibit Index                                                     24

Consent of Independent Accountants                                25





Report of Independent Accountants

To the Plan Administrator
Humana Puerto Rico 1165(e) Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Humana Puerto Rico 1165(e) Retirement Plan (the Plan) (formerly PCA Puerto Rico 165(e) Retirement Plan) at December 31, 1998 and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. Except as discussed in the following paragraph, we conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Merrill Lynch, formerly Barclays Global Investors, N.A., the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1997 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements and supplemental schedules.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1997. The form and content of the information included in the 1997 financial statements and supplemental schedules, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998 was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the notes to the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
May 14, 1999



Humana Puerto Rico 1165(e) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 1998 and 1997

            ASSETS                                  1998             1997

Investments, at fair value:
  Plan interest in Master Trust                  $ 1,037,248           -
  Investments                                          -          $  379,549
  Participant notes receivable                         -               3,384

      Total investments                            1,037,248         382,933

Cash                                                   -               2,477

Other assets allocated from Master Trust:
 Receivable from participating employers for
  participant withholdings and employers'
  contributions                                      139,143           -

 Accrued interest and dividend                        10,010           -

      Total assets                                 1,186,401         385,410

             LIABILITIES AND NET ASSETS
               AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
  Accrued expenses                                       136           -
  Forfeited employers' contributions available
    to reduce future employers' contributions          3,095           -

      Total liabilities                                3,231           -

Net assets available for benefits                $ 1,183,170       $ 385,410



The accompanying notes are an integral part of the financial statements.




Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997

                                                    1998             1997
Additions:
  Investment income:
    Plan interest in Master Trust
      investment income:
      Interest and dividend income                $     1,631          -
      Net appreciation in fair value
        of investments                                 19,125          -

  Net appreciation in fair value of investments        40,157      $  30,239
  Interest and dividend income                          6,723          6,808

  Contributions:
    Contributions allocated from Master Trust:
      Participants                                    218,968          -
      Employers                                       607,126          -
      Forfeited employers' contributions               (1,929)         -

    Participants                                       -             132,689
    Employers                                          -              61,699
    Forfeited employers' contributions                    896         (7,129)

      Total additions                                 892,697        224,306

Deductions:
  Deductions allocated from Master Trust:
    Benefits paid to participants                       6,457          -
    Administrative expenses                               376          -

  Benefits paid to participants                        85,547         65,247
  Administrative expenses                               2,557            288

      Total deductions                                 94,937         65,535

        Net increase                                  797,760        158,771

Net assets available for benefits:
  Beginning of year                                   385,410        226,639

  End of year                                     $ 1,183,170      $ 385,410

The accompanying notes are an integral part of the financial statements.



Notes to Financial Statements

1. Summary of Plan:

The Humana Puerto Rico 1165(e) Retirement Plan (the Plan), formerly the PCA Puerto Rico 165(e) Retirement Plan, is a qualified, trusteed plan established for the benefit of the employees of Humana Health Plans of Puerto Rico, Inc., and who are residents of Puerto Rico. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Physicians Corporation of America Inc. (the Company), which is a wholly-owned subsidiary of Humana Inc. (Humana), is the sponsor of the Plan and offers managed health care products that integrate medical management with the delivery of health care services through a network of providers.

a. Contributions: Effective January 1, 1998, the Plan maintains two accounts, the Pretax Savings Account and the Retirement Account, a profit sharing account. Contributions made prior to January 1, 1998 were invested in Merrill Lynch until December 1, 1998 when the assets previously held in trust by Merrill Lynch were transferred to the Humana Retirement and Savings Master Trust (Master Trust) at National City Bank of Kentucky (the Trustee) and are maintained in a separate account, the Prior Trust Account.

   Effective January 1, 1998, any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax
   Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation pay per period. Effective after January 1, 1998 on the date the Company so elects, an automatic contribution in the amount of 3% of the participant's compensation shall be made beginning on the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 6%. As of December 31, 1998, the Company had not elected to begin this automatic contribution. An amount equal to 50% of the participant's contribution is contributed by the Company for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. Participants who contribute the maximum 6% amount are eligible to make voluntary contributions of amounts which do not exceed an additional
   4% of their annual compensation. These voluntary contributions are not subject to employer matching contributions. All matching contributions shall be invested in the Humana Common Stock Fund. Prior to January 1,
   1998, employees became eligible to participate in the Plan upon completion of one year of service during which at least 1,000 hours of service were rendered to the Company. Participation in the Plan commenced at inception or on the first January 1, April 1, July 1, or October 1 date coinciding with or immediately following the completion of the eligibility requirements. Each year, a participant could have contributed up to 10% of their annual compensation. The Company,at its discretion, could match up to 50% of the participant's contribution up to 7% of the compensation. All matching contributions shall be invested in the Humana Common Stock Fund.


Notes to Financial Statements, Continued

1. Summary of Plan, continued:
   a. Contributions, continued: Effective January 1, 1998, after an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the employee becomes eligible to participate in the profit sharing. For the calendar year ended December 31, 1998, the Company declared a profit sharing contribution of approximately $124,800. This contribution was made into the Retirement Account of the Plan and was allocated to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

   On September 15, 1998 the Company announced a one-time special $1,000 contribution to each eligible employee of the Company, tied to each associate's vesting, who was employed on September 15, 1998. The total employer cost for the special contribution was $401,000.

   Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986 as amended.

   Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

   Effective January 1, 1998 contributions to the Plan are invested by the Trustee in nine separate participant directed investment funds as follows:

     Interest Income Fund: Invests primarily in contracts with banks and insurance companies. The fund may also invest in cash and cash equivalents.

     Stock Index Fund: Invests primarily in units of the State Street Flagship Domestic Index Commingled Trust Fund which invests exclusively in securities which make up the Standard and Poor's 500 Stock Price Index.

     Humana Common Stock Fund: Invests primarily in Humana's common stock, or in U.S. Treasury bills, commercial paper, certificates of deposit and money market funds as determined by the Trustee. All employer contributions to the Pretax Savings Account are invested in this fund. Employer contributions may be made in cash, in shares of Humana common stock, or a combination thereof. At December 31, 1998, this fund included $489,411 of nonparticipant directed funds related to the 401(k) employer match.

     Aggressive Growth Fund: Invests primarily in shares of Fidelity Contrafund which invests in common stocks and securities convertible into common stock which are undervalued in comparison to their future growth potential. The Fidelity Contrafund may also invest in preferred stocks, foreign securities, covered call options, put options, repurchase agreements, and cash equivalent securities.

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

   a. Contributions, continued:

     Balanced Fund: Invests primarily in shares of Invesco Value Trust which invests in a diversified mix of securities including common and preferred stocks, corporate and U.S. Government bonds, and cash and cash equivalents, the objective of which is to emphasize current income while secondarily striving to attain capital growth.

     International Fund: Invests primarily in shares of Harbor International Fund which invests in equity securities, American Depositary Receipts, European Depositary Receipts, securities convertible into common stock, government securities, and nonconvertible preferred stocks of issuers domiciled outside the United States, so as to achieve long-term growth of capital. The Harbor International Fund may also invest in cash equivalent securities, such as U.S. Treasury bills,commercial paper and certificates of deposit.

     Small Capitalization Fund: Invests primarily in shares of Blackrock Small Cap Fund which invests in equity securities consisting primarily of emerging growth companies and companies with high growth potential. The Blackrock Small Cap Fund may also temporarily invest in cash and cash equivalents.

     Long-Term Bond Fund: Invests primarily in shares of Pimco Fund which invests primarily in fixed income securities with average maturities of 9 to 12 years. These may include bonds issued by corporations and the U.S. Government, mortgage-backed securities, certificates of deposit, foreign securities and other types of fixed income investments.

     Large Capitalization Fund: Invests primarily in shares of IDS New Dimensions Fund which invests primarily in common stocks of U.S. companies that operate in fields where dynamic economic or technological changes are taking place or that have excellent technologies, marketing or management.

     Prior to the transfer of assets previously held in trust by Merrill Lynch, a participant could direct contributions in any of the following investment options:

       Asset Allocation Fund: This fund invested in a mix of stocks, bonds and money market instruments.

       Bond Index Fund: This fund invested in bonds issued by the U.S. Treasury, U.S. Government agencies, and investment grade bonds issued by U.S. corporations.

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

   a. Contributions, continued:

        Growth Stock Fund: This fund invested in stocks of established companies and newly issued stocks of smaller companies.

        Income Accumulation Fund: This fund invested primarily in guaranteed investment contracts and synthetic guaranteed investment contracts.

        International Equity Fund: This fund invested in the stocks of established companies based in Europe, Australia, and the Far East.

        S&P 500 Stock Fund: This fund invested in stocks included in the S&P 500.

        LifePath Funds: These funds were asset allocation funds and divided their investments among several asset classes (stocks, bonds, and money market instruments).

      A participant may allocate his/her contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among the various funds in increments of not less than 1%. In the absence of such allocation, these contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the nine plan funds and a change in the investment of existing accounts (Transfers), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's monthly election rather than transferring strictly based on the value at the monthly closing price.

      Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with the Company. However, participants who were in the Plan prior to January 1, 1998 will be eligible to receive the value of employer contributions based on the better of the above vesting or the previously determined vesting where a participant was 100% vested after four years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


Notes to Financial Statements, Continued

1. Summary of Plan, continued:

   a. Contributions, continued: Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

      There were approximately 400 participants at December 31, 1998 who had allocated their contributions to one or more funds as follows:

        Interest Income Fund                    162
        Humana Common Stock Fund                407
        Aggressive Growth Fund                   95
        Stock Index Fund                        119
        Small Capitalization Fund                62
        Balanced Fund                            51
        International Fund                       51
        Large Capitalization Fund                54
        Long-Term Bond Fund                      53


   b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement after attaining age 55; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

      In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

      Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

      a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

      b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary


Notes to Financial Statements, Continued

1. Summary of Plan, continued:

   b. Withdrawals, continued:

      c. A life annuity paid monthly or quarterly, or

      d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

      The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

      Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Pretax Savings Account to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and
      Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

   a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   b. Valuation of Investments: Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.


Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

   b. Valuation of Investments, continued: The Interest Income Fund investments include, among others, investment contracts, collateralized mortgage obligations, bonds, asset-backed securities and other fixed income obligations such as commercial paper.

      Investment contracts with insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses. Investment contracts with banks are carried at fair value. Included in these investment contracts are synthetic GIC's which are fully benefit-responsive and are carried at contract value. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.

      The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

   c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.


3. Investments:

   Effective January 1, 1998, the Plan's investment assets are held by the Master Trust. Earnings of the Master Trust are allocated between the Plan and the Humana Retirement and Savings Plan based on each plan's investment balance to the total Master Trust investment balance. Earnings are further allocated to the respective participants based on each participant's respective asset total to total plan assets.


Notes to Financial Statements, Continued

3. Investments, continued:

   The following table presents the fair value of investments at December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's assets as of December 31, 1998 and 1997 have been separately identified.



                                       December 31,
                                1998                          1997
                       Number of                   Number of
                      Shares, Units               Shares, Units
                      or Principal                or Principal
                         Amount     Fair Value       Amount      Fair Value

   Plan interest in
     Master Trust                   $ 1,037,248                       -
   Asset Allocation                     -           2,713         $  71,484
   Bond Index                           -           3,055            49,063
   Income Accumulation                  -           8,666           120,926
   Growth Stock                         -           1,308            26,883
   International Equity                 -             695             9,873
   S&P 500 Stock                        -           2,409            88,634
   LifePath Fund 2000                   -              69               918
   LifePath Fund 2010                   -             101             1,522
   LifePath Fund 2020                   -             161             2,667
   LifePath Fund 2030                   -               8               135
   LifePath Fund 2040                   -             396             7,444
   Participant notes receivable         -                             3,384

        Total                       $ 1,037,248                   $ 382,933

   During the years ended December 31, 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year)appreciated in value as follows:

                                         1998                  1997

   Plan interest in Master Trust       $ 19,125                  -
   Mutual funds                          40,157              $ 30,239

                                       $ 59,282              $ 30,239

   As of December 31, 1998, the Plan's interest in the Master Trust was .23%. Investment income, administrative expenses and realized gains or losses related to the Master Trust are allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

   The fair value of the investments carried at contract value in the Master Trust at December 31, 1998 was $65,556,624. The average yield and crediting interest rate approximated 6.7% for 1998.

   The per share closing price of Humana's common stock was $17.813 on December 31, 1998. On May 14, 1999, the per share closing price of Humana's common stock was $12.875.


Notes to Financial Statements, Continued

3. Investments, continued:

   The fair value of net assets available for benefits of the Master Trust as of December 31, 1998 is described in the following table:

                                 ASSETS
    Investments, at fair value:
      Common stocks:
        Humana Inc. Common Stock                        $105,495,230
        State Street Flagship Domestic Index Fund         86,633,614
        Pimco Funds                                        3,050,622
        Invesco Value Trustee Fund                        30,449,405
        IDS New Dimensions Fund                            8,702,265
        Harbor International Fund                         25,409,546
        Blackrock Fund                                    38,262,087
        Fidelity Contrafund                               84,561,632

                                                         382,564,401

    Obligations due within one year:
      Armada Money Market Fund                             3,059,358

    Investment contracts - banks:
      Bankers Trust Co.                                    5,837,296
      Caisse Des Depots (CDC)                              7,421,264

                                                          13,258,560

    Participant notes receivable:
      Various                                              8,850,022

                                                         407,732,341

    Investments, at contract value:
      Investment contracts -  insurance companies:
        Allstate Life Insurance Co.                        3,578,570
        Allstate Life Insurance Co.                        4,719,627
        Continental Assurance Co.                          3,056,333
        Continental Assurance Co., Synthetic GIC           1,196,714
        Jackson National Life GIC                          3,365,280
        Jackson National Life, Synthetic GIC              14,250,356
        John Hancock Mutual Life                           4,788,718
        Lincoln National Life Insurance Co.                1,000,445
        Metropolitan Life Insurance Co., Group Annuity       777,009
        Metropolitan Life Insurance Co., Group Annuity     2,051,817
        Monumental Life Insurance Co.                      2,146,829
        Monumental Life Insurance Co., Synthetic GI       15,859,549
        New York Life Insurance Co., Group Annuity         3,163,192
        New York Life Insurance Co., Group Annuity         3,036,565
        Prudential Insurance Co.                           2,085,499
        TransAmerica Accidental Life Insurance Co.         2,121,043
        United of Omaha Life Insurance Co.                 1,007,078
        Various                                                    5

                                                          68,204,629

           Total investments                             475,936,970


Notes to Financial Statements, Continued

3. Investments, continued:

    Cash                                                $  2,919,076
    Due from brokers for securities sold                      43,684
    Receivable from participating employers
     for participant withholdings and employers'
     contributions                                        16,056,246
    Accrued interest and dividends                         8,803,833

        Total assets                                     503,759,809

     LIABILITIES AND NET ASSETS
     AVAILABLE FOR BENEFITS

    Accrued expenses                                         433,908
    Forfeited employers' contributions
     available to reduce future employers'
     contributions                                           602,322

        Total liabilities                                  1,036,230

        Net assets available for benefits               $502,723,579

  The changes in net assets available for benefits of the Master
Trust for the year ended December 31, 1998 are as follows:

   Additions:
    Investment income:
      Net appreciation in fair value of investments     $ 29,880,366
      Interest                                             6,937,734
      Dividends                                            2,562,800

                                                          39,380,900
    Transfer from participating plans for contributions:
      Participants                                        29,231,431
      Employers                                           41,693,083
      Forfeited employers' contributions                  (1,111,623)
      Transfer from ChoiceCare Plans                      13,438,023
      Transfer from Merrill Lynch Trust                      345,082
      Transfer from PCA 401(k) Retirement Plan            17,348,163

        Total additions                                  140,325,059

   Deductions:
    Transfer to participating plans for benefit payments  94,929,814
    Administrative expenses                                  758,808

        Total deductions                                  95,688,622

             Net increase                                 44,636,437

   Net assets available for benefits:
    Beginning of year                                    458,087,142

     End of year                                        $502,723,579


Notes to Financial Statements, Continued

4. Income Tax Status:

   The Plan was established pursuant to the provisions of Section
165(e) of the Puerto Rico Income Tax Act of 1954 (the Act). A favorable tax status determination letter dated May 22, 1995 was obtained from the Treasury Department of the Commonwealth of Puerto Rico, which stated that its underlying trust qualifies under the applicable provisions of the Act and,therefore, is exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter; however, the Company and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the Act. The Plan was amended to comply with Section 1165(e) of the Puerto
Rico Income Tax Act of 1994.

5. Plan Termination:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

6. Related Party Transactions:

   Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

Notes to Financial Statements, Continued

7a. Net Assets by Fund at December 31, 1998:

                                                                          Participant Directed
                            -----------------------------------------------------------------------------------------------
                                                           Humana
                            Interest          Stock        Common     Aggressive                                  Small
                             Income           Index        Stock        Growth     Balanced   International  Capitalization
      Assets                  Fund             Fund         Fund         Fund        Fund         Fund             Fund


    Investments,
     at fair value:
       Plan interest
       in Master Trust      $  218,464    $   90,425    $   59,151   $  49,212    $  43,384    $  17,350      $   28,778

    Other assets allocated
     from Master Trust:
      Receivable from
       participating
       employers
       for participant
       withholdings and
       employers'
       contributions           123,717         2,473         2,610       1,590        1,140          546           1,393
      Accrued interest and
       dividends                 5,681                                   4,181           28

        Total assets           347,862        92,898        61,761      54,983       44,552       17,896          30,171

 	LIABILITIES AND NET ASSETS
 	AVAILABLE FOR BENEFITS

    Liabilities allocated
     from Master Trust:
      Accrued expenses              42            27            30          11            9            3               6

      Forfeited employers'
      contributions avail-
      able to reduce
      future employers'
      contributions              1,282

        Total liabilities        1,324            27            30          11            9            3               6

    Net assets available
     for benefits           $  346,538    $   92,871    $   61,731   $  54,972    $  44,543    $  17,893      $   30,165

Notes to Financial Statements, Continued


Notes to Financial Statements, Continued



7b. Net Assets by Fund at December 31, 1998 (Cont.):

                                                                                 Nonparticipant
                                         Participant Directed                       Directed
                                --------------------------------------------     --------------
                                                                                     Humana
                                Long-Term         Large          Participant         Common
                                   Bond       Capitalization        Notes            Stock
      Assets                       Fund            Fund             Fund              Fund          Total

    Investments,
     at fair value:
       Plan interest
       in Master Trust         $  22,414       $  16,877      $    4,621        $  486,572     $  1,037,248

    Other assets allocated
     from Master Trust:
      Receivable from
       participating employers
       for participant
       withholdings and
       employers'
       contributions                 571             421                             4,682          139,143
      Accrued interest and
       dividends                     120                                                             10,010

        Total assets              23,105          17,298           4,621           491,254        1,186,401

 	LIABILITIES AND NET ASSETS
 	AVAILABLE FOR BENEFITS

    Liabilities allocated
     from Master Trust:
      Accrued expenses                 5               3                                                136
      Forfeited employers'
      contributions avail-
      able to reduce
      future employers'
      contributions                                                                  1,813            3,095

        Total liabilities              5               3             -               1,813            3,231

    Net assets available
     for benefits              $  23,100       $  17,295      $    4,621        $  489,441     $  1,183,170


Notes to Financial Statements, Continued



8a. Net Assets by Fund at December 31, 1997:
                                                        Participant Directed

                            Sweep      Asset           Bond         Income          Growth   International    S&P 500
                           Account   Allocation        Index     Accumulation        Stock       Equity        Stock

    Investments,
     at fair value                    $ 71,484      $  49,063    $  120,926       $  26,883    $  9,873      $ 88,634

    Participant
     notes receivable

     Total investments       -          71,484         49,063       120,926          26,883       9,873        88,634

    Cash                 $  2,477

    Net assets available
     for benefits        $  2,477     $ 71,484      $  49,063    $  120,926       $  26,883    $  9,873      $ 88,634



Notes to Financial Statements, Continued


8b. Net Assets by Fund at December 31, 1997 (Cont.):

                                                Participant Directed

                                                                                          Participant
                            LifePath   LifePath     LifePath    LifePath     LifePath       Notes
                              2000       2010         2020        2030         2040         Fund           Total

    Investments,
     at fair value         $   918    $  1,522    $   2,667     $   135     $  7,444                   $  379,549

    Participant
     notes receivable                                                                    $  3,384           3,384

     Total investments         918       1,522        2,667         135        7,444        3,384         382,933

    Cash                                                                                                    2,477

    Net assets available
     for benefits          $   918    $  1,522    $   2,667     $   135     $  7,444     $  3,384      $  385,410


Notes to Financial Statements, Continued

9a. Activity by Fund for the Year Ended December 31, 1998:

                                          Participant Directed


                            Sweep       Asset      Bond      Income       Growth  International  S&P 500
                           Account    Allocation   Index   Accumulation    Stock     Equity       Stock    LifePath

Additions:
 Investment income:
  Plan interest
   in Master Trust
    investment income:
     Interest and
      dividend income
     Net appreciation
      (depreciation) in
      fair of investments

 Net appreciation
  in fair value of
   investments                        $  14,048   $  3,927               $   212    $  1,488   $ 18,534   $  1,948
 Interest and
  dividend income          $     93                          $  6,630

 Contributions:
   Contributions
    allocated from
      Master Trust:
     Participants
     Employer
     Forfeited
      employer
      contributions

   Forfeited employer
    contributions                           896

        Total additions          93      14,944      3,927      6,630        212       1,488     18,534      1,948

Deductions:
 Deductions allocated
   from Master Trust:
     Benefits paid to
      participants
     Administrative
      expenses

 Benefits paid to
  participants                           12,336     15,311     30,960      2,008         167     24,359        406
 Administrative
  expenses                    2,249          31         26        137         33          26         47          8

        Total deductions      2,249      12,367     15,337     31,097      2,041         193     24,406        414

Interfund transfers            (321)    (74,061)   (37,653)   (96,459)   (25,054)    (11,168)   (82,762)   (14,220)

Net increase
  (decrease)                 (2,477)    (71,484)   (49,063)  (120,926)   (26,883)     (9,873)   (88,634)   (12,686)

Net assets available
 for benefits:
   Beginning of year          2,477      71,484     49,063    120,926     26,883       9,873     88,634     12,686

   End of year                  -             -        -          -          -           -          -          -

Notes to Financial Statements, Continued

9b. Activity by Fund for the Year Ended December 31, 1998 (Cont.):


                                          Participant Directed
                                                  Humana
                            Interest    Stock     Common   Aggressive                                 Small
                             Income     Index      Stock     Growth    Balanced  International   Capitalization
                              Fund       Fund      Fund       Fund       Fund        Fund             Fund

Additions:
 Investment income:
  Plan interest
   in Master Trust
    investment income:
     Interest and
      dividend income    $   1,631
     Net appreciation
      (depreciation) in
      fair of investments             $  8,827  $  (9,891) $  6,893   $  1,609    $     343      $     173

 Net appreciation
  in fair value of
   investments
 Interest and
  dividend income

 Contributions:
   Contributions
    allocated from
      Master Trust:
     Participants           14,466      57,144     42,079    24,264    25,341        11,213         18,012
     Employer              122,958         185        617        93       185                          524
     Forfeited
      employer
      contributions

   Forfeited employer
    contributions

        Total additions    139,055      66,156     32,805    31,250    27,135        11,556         18,709

Deductions:
 Deductions allocated
   from Master Trust:
     Benefits paid to
      participants             723       1,867        865        50     1,305           132             88
     Administrative
      expenses                  47          65        180        34        17             5              7

 Benefits paid to
  participants
 Administrative
  expenses

        Total deductions       770       1,932      1,045        84     1,322           137             95

Interfund transfers        208,253      28,647     29,971    23,806    18,730         6,474         11,551

Net increase
  (decrease)               346,538      92,871     61,731    54,972    44,543        17,893         30,165

Net assets available
 for benefits:
   Beginning of year          -           -          -         -           -             -            _

   End of year           $ 346,538    $ 92,871   $ 61,731  $ 54,972  $ 44,543     $  17,893      $  30,165



Notes to Financial Statements, Continued

9c. Activity by Fund for the Year Ended December 31, 1998 (Cont.):



                                                                   Nonparticipant
                                    Participant Directed             Directed

                                                                      Humana
                            Long-Term       Large      Participant    Common
                              Bond     Capitalization     Note        Stock
                              Fund          Fund          Fund         Fund        Total

Additions:
 Investment income:
  Plan interest
   in Master Trust
    investment income:
     Interest and
      dividend income                                                          $     1,631
     Net appreciation
      (depreciation) in
      fair of investments $    552      $  1,988       $   212     $   8,419        19,125

 Net appreciation
  in fair value of
   investments                                                                      40,157
 Interest and
  dividend income                                                                    6,723

 Contributions:
   Contributions
    allocated from
      Master Trust:
     Participants           10,558        15,891                                   218,968
     Employer                  185                                   482,379       607,126
     Forfeited
      employer
      contributions                                                   (1,929)       (1,929)

   Forfeited employer
    contributions                                                                      896

        Total additions     11,295        17,879           212       488,869       892,697

Deductions:
 Deductions allocated
   from Master Trust:
     Benefits paid to
      participants             854           573                                     6,457
     Administrative
      expenses                  10            11                                       376

 Benefits paid to
  participants                                                                      85,547
 Administrative
  expenses                                                                           2,557

        Total deductions       864           584            -           -           94,937

Interfund transfers         12,669           -           1,025           572          -

Net increase
  (decrease)                23,100        17,295         1,237       489,441       797,760

Net assets available
 for benefits:
   Beginning of year          -             -            3,384          -          385,410

   End of year           $  23,100      $ 17,295       $ 4,621     $ 489,441   $ 1,183,170










Notes to Financial Statements, Continued

10a. Activity by Fund for the Year Ended December 31, 1997:

                           Sweep       Asset           Bond         Income          Growth   International    S&P 500
                          Account    Allocation        Index     Accumulation        Stock       Equity        Stock

    Additions:
     Net appreciation
       (depreciation)
       in fair value
       of investments                 $ 10,495      $   3,565                     $     545    $   (209)     $ 14,893
      Interest and
       dividend income   $    177                                $    6,199

     Contributions:
      Participants                      20,151         13,406        54,170          11,243       4,822        22,169
      Employer                           9,144          5,827        25,459           5,309       2,271        10,327
      Forfeited employers'
       contributions       (7,129)

      Total additions      (6,952)      39,790         22,798        85,828          17,097       6,884        47,389

    Deductions:
     Benefits paid to
       participants            52        8,280          4,979        37,620           2,778       1,178         4,833
     Administrative
       expenses                11           49             13           127              24          17            38

     Total deductions          63        8,329          4,992        37,747           2,802       1,195         4,871

    Interfund transfers     3,639        2,232           (131)      (23,944)          1,769       1,907        10,530

    Net increase
      (decrease)           (3,376)      33,693         17,675        24,137          16,064       7,596        53,048

    Net assets available
     for benefits:
      Beginning of year     5,853       37,791         31,388        96,789          10,819       2,277        35,586

      End of year        $  2,477     $ 71,484      $  49,063    $  120,926       $  26,883    $  9,873      $ 88,634


10b. Activity by Fund for the Year Ended December 31, 1997 (Cont.):

                            LifePath   LifePath     LifePath    LifePath     LifePath
                              2000       2010         2020        2030         2040         Loans         Total

    Additions:
     Net appreciation
       (depreciation)
       in fair value
       of investments      $    19    $     17    $      46     $     4     $    864                   $   30,239
     Interest and
       dividend income                                                                   $    432           6,808

     Contributions:
      Participants              98         211        1,714          48        4,657                      132,689
      Employer                  49         104          857          24        2,328                       61,699
      Forfeited employers'
       contributions                                                                                       (7,129)

      Total additions          166         332        2,617          76        7,849          432         224,306

    Deductions:
     Benefits paid to
       participants                                                            2,258        3,269          65,247
     Administrative
       expenses                                                                    9                          288

     Total deductions           -           -            -            -        2,267        3,269          65,535

    Interfund transfers        611       1,190           50      (1,259)       1,570        1,836            -

    Net increase
      (decrease)               777       1,522        2,667      (1,183)       7,152       (1,001)        158,771

    Net assets available
     for benefits:
      Beginning of year        141          -            -        1,318          292        4,385         226,639

      End of year           $  918    $  1,522    $   2,667     $   135     $  7,444     $  3,384      $  385,410




Humana Puerto Rico 1165(e) Retirement Plan
Plan #002 EIN #48-1006287
Line 27(a) - Schedule of Assets Held for Investment Purposes
December 31, 1998


                             Description of Investment
                             Including Maturity Date,
                             Rate of Interest, Collateral,
Issuer                       Par or Maturity Value             Cost       Fair Value

Investments at fair value:
   Plan interest in Master
   Trust                     Various                          $831,790    $1,037,248







Humana Puerto Rico 1165(e) Retirement Plan
Plan #002 EIN #48-1006287
Line 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1998


                                                                                         Current Value
                                                                Expense                  of Asset on
Identity of      Description    Purchase    Selling   Lease   Incurred with    Cost of   Transaction       Net
Party Involved    of Asset        Price      Price    Rental  Transactions      Asset       Date        Gain (Loss)


No reportable transactions.



                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico 1165(e) Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO 1165(e) RETIREMENT PLAN

BY:

/s/ James E. Murray
_________________________
James E. Murray
Chief Financial Officer

June 28, 1999



                             Exhibit Index
                              __________



Exhibit 23             Consent of Independent Accountants